UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CRYPTOLOGIC LIMITED
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

228906103
(CUSIP Number)

DAS CAPITAL DISTRESSED ASSETS AND SPECIAL SITUATIONS FUND
Das Capital Pte. Ltd. , Investment Manager
9 Raffles Place
Level 18, Republic Plaza II
Singapore 048619
Attn: David Subotic
Telephone: 65-6823-6801
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the United States Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Names of Reporting Persons  DAS CAPITAL DISTRESSED ASSETS AND SPECIAL SITUATIONS FUND (the "Reporting Person").
I.R.S. Identification Nos. of above persons (entities only).

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     [  ]

(b)     [  ]
Not applicable.

3.     SEC Use Only:

4.     Source of Funds (See Instruction):     WC.

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [  ] Not applicable.

6.     Citizenship or Place of Organization: Cayman Islands.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power:     787,911 common shares of common stock.

8.     Shared Voting Power:     Nil.

9.     Sole Dispositive Power:     787,911 common shares of common stock.

10.     Shared Dispositive Power:     Nil.

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:     787,911 common shares of common stock.

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):   Not applicable.

13.     Percent of Class Represented by Amount in Row (11):     6.1%.(*)

14.     Type of Reporting Person (See Instructions):     CO.

Notes:

(*)     Based on 12,865,000 common shares of the Issuer's common stock issued and outstanding as of June 30, 2010, as reported in the Issuer's financial statements furnished to the SEC on Form 6-K on August 12, 2010.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the United States Securities Exchange Act of 1934, as amended (again, the "Act").

ITEM 1.     SECURITY AND ISSUER

This statement relates to the common stock, of Cyrptologic Limited., a Guernsey corporation (the "Issuer"). The Issuer maintains its principal executive offices at 3rd Floor, Marine House, Clanwilliam Place, Dublin 2, Ireland.

ITEM 2.     IDENTITY AND BACKGROUND

Name:

This statement is filed by DAS Capital Distressed Assets and Special Situations Fund (the "Reporting Person" or the "Fund").

The investment manager is Das Capital Pte. Ltd. (the "Investment Manager"), which is responsible for managing the investment, sale and reinvestment of the Reporting Person's assets.

The Directors of the Investment Manager are David Subotic and Nadir Mirza, who are also Directors of the Fund. Accordingly, Mr. Subotic and Mr. Mirza each have the power to direct voting or investment control of the Reporting Person's shares.

The Fund is relying on the exemption from the definition of "investment company" provided by section 3(c)(1) of the Investment Company Act of 1940, as amended.

Residence or Business Address:

The Reporting Person's address is:
Scotia Centre, PO Box 268, Grand Cayman KY1-1104, Cayman Islands.

Mr. Subotic's business address is:
70 York Street, Suite 1102, Toronto, Ontario M5J 1S9

Mr. Mirza's business address is:
70 York Street, Suite 1102, Toronto, Ontario M5J 1S9

Present Principal Business or Occupation:

The Investment Manager was incorporated in Singapore on March 29, 2010 as an exempted private company with limited liability to carry out fund management activities. It operates as an "exempt fund manager" which is exempt from holding a capital markets services license in Singapore to carry on business in fund management under paragraph 5(1)(d) of the second schedule to the Securities and Futures Regulations (Singapore).

The Fund was incorporated in the Cayman Islands as an exempted limited company on 1 July 2010 under the Companies Law, and is an open-ended mutual fund for the purposes of Singapore law. The Fund's principal investment objective is to seek medium-and long-term capital appreciation through investments in listed companies in North America, Europe and Asia with high growth potential, where there are opportunities for the Fund to add value to the growth and development of the investee companies, or undervalued and distressed assets that the Fund believes have potential for profitability.

Each of Mr. Subotic and Mr. Mirza are self-employed businessman who devote approximately 100% of their time to the affairs of the Investment Manager.

Place of Organization or Citizenship:

The Reporting Person is organized as an exempted limited company under the laws of the Cayman Islands.

The Investment Manager is an exempted private company with limited liability incorporated under the laws of Singapore.

Mr. Subotic and Mr. Mirza are Canadian citizens.

Criminal Proceedings:

During the last five years, none of the Reporting Person, the Investment Manager, Mr. Subotic nor Mr. Mirza has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

Civil Proceedings:

During the last five years, none of the Reporting Person, the Investment Manager, Mr. Subotic nor Mr. Mirza has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired all of the shares of Common Stock reported in Item 5 as beneficially owned by the Reporting Person with its own available net assets.

ITEM 4.     PURPOSE OF TRANSACTION

All of the securities of the Issuer acquired by the Reporting Person were acquired for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and not for the purpose of acquiring control of the Issuer.  The Reporting Person intends to review its investment in the Issuer on a continuing basis.  The Reporting Person currently intends to increase its investment in the Issuer through the purchase of Common Stock, either in the open market or in privately-negotiated transactions, subject to certain restrictions imposed under the Fund's internal investment guidelines, which may be exceed only with the consent of the Investment Manager.  Future acquisitions of securities of the Issuer will depend, among other things, on market and economic conditions, the Reporting Person's overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that the Reporting Person will acquire additional securities of the Issuer.  The Reporting Person reserves the right to change its current plans and intentions, which may include a decision not to acquire additional securities of the Issuer, or to sell some or all of its Common Stock in the open market, in private transactions, or otherwise.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

The filing of this statement by the Reporting Person shall not be construed as an admission that any of the Reporting Person, the Investment Manager, Mr. Subotic or Mr. Mirza is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statements herein.

(a)-(b) According to the Issuer's Report of Foreign Private Issuer on Form 6-K filed on August 12, 2010, there were 12,865,000 shares of Common Stock outstanding on June 30, 2010.

The Reporting Person beneficially owns 787,911 shares of Common Stock of the Issuer which comprises 6.1% of the issued and outstanding Common Stock of the Company.

Each of David Subotic and Nadir Mirza have sole power to vote or direct the vote of all of the shares of Common Stock owned by the Reporting Person.

(c) During the past 60 days the Reporting Person has effected the following private transaction in securities of the Issuer, as more fully described below:
Transaction Date	No. of Shares Purchased	Price Per Share
27/07/2010	10,000	$1.724
29/07/2010	20,000	$1.810
03/08/2010	20,000	$1.810
03/08/2010	1,126	$1.750
04/08/2010	12,785	$1.690
06/08/2010	200	$1.650
11/08/2010	43,171	$1.688
12/08/2010	20,000	$1.520
16/08/2010	2,279	$1.460
17/08/2010	38,100	$1.539
30/08/2010	100,000	$1.550
31/08/2010	10,000	$1.460
01/08/2010	10,000	$1.340
18/08/2010	18,948	$1.550
25/08/2010	31,302	$1.550
30/08/2010	96,300	$1.550
30/08/2010	3,600	$1.540
30/08/2010	100	$1.530
07/09/2010	300,000	$1.110
27/09/2010	50,000	$1.310

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e) Not Applicable

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of the Reporting Person, the Investment Manager, Mr. Subotic nor Mr. Mirza has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and none of the Reporting Person, the Investment Manager, Mr. Subotic nor Mr. Mirza has pledged securities of the Issuer, nor are the securities of the Issuer held by the Reporting Person, the Investment Manager, Mr. Subotic or Mr. Mirza subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 7, 2010.	DAS CAPITAL DISTRESSED ASSETS AND SPECIAL SITUATIONS FUND By: /s/ David Subotic David Subotic Director